STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

		1998	1997

ASSETS

Current
Cash and equivalents		$508,978	$1,120,870
Receivables		4,622	9,419
Prepaid expenses		11,172	23,194

Total current assets		524,772	1,153,483

Property and equipment (Note 3)		123,252	89,312
Mineral properties (Note 4)		765,634	638,099
Deferred exploration costs (Note 5)		926,254	161,744
Other assets (Note 6)		74,086	54,280

Total assets		$2,413,998	$2,096,918

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$157,822	$67,498
Note payable (Note 7)		185,421	-
Current portion of long-term debt		6,644	6,071

Total current liabilities		349,887	73,569

Long-term debt (Note 8)		23,670	30,314

Total liabilities		373,557	103,883

Shareholders' equity
Capital stock (Note 9)
Authorized
Unlimited	common shares without par value
Issued
3,415,548	split-adjusted common shares (1997 – 2,545,217)	10,037,810	8,675,165
Deficit		(7,997,369)	(6,682,130)

Total shareholders’ equity		2,040,441	1,993,035

Total liabilities and shareholders’ equity		$ 2,413,998	$ 2,096,918

Nature and continuance of operations (Note 1)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	1998	1997

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising	$ 308,400	$ -
Amortization	58,909	31,161
Consulting fees	261,636	142,818
Interest on long-term debt	2,896	-
Management fees	106,812	100,779
Office and miscellaneous	59,683	52,988
Printing	4,865	4,360
Professional fees	97,003	179,667
Promotion	13,648	15,387
Property investigation	-	60,545
Regulatory fees	11,636	12,215
Rent	26,006	21,285
Salaries and benefits	81,064	71,246
Shareholder communications	116,891	95,120
Telephone	21,924	35,719
Trade shows and conferences	130,336	144,078
Transfer agent	2,072	8,142
Travel	43,323	82,836

	(1,347,104)	(1,058,346)

Interest income	31,865	20,573

Write-off of mineral property interests	-	(374,101)

Loss for the year	(1,315,239)	(1,411,874)

Deficit, beginning of year	(6,682,130)	(5,270,256)

Deficit, end of year	$ (7,997,369)	$ (6,682,130)

Basic and diluted loss per share	$ (0.44)	$ (0.70)

Weighted average number of split-adjusted shares outstanding	2,980,383	2,016,498

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	1998	1997

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,315,239)	$ (1,411,874)
Items not affecting cash:
Amortization	58,909	31,161
Write-off of mineral property interests	-	374,101

Changes in non-cash working capital items:
Decrease in receivables	4,797	1,481
(Increase) decrease in prepaid expenses	12,022	(21,693)
Increase (decrease) in accounts payable and accrued liabilities	90,324	(49,705)

Net cash used in operating activities	(1,149,187)	(1,076,529)

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment	(70,935)	(100,653)
Mineral properties	(88,435)	(533,449)
Deferred exploration costs	(764,510)	(177,221)
Other assets	(41,720)	(67,850)

Net cash used in investing activities	(965,600)	(879,173)

CASH FLOWS FROM FINANCING ACTIVITIES
Special warrants	-	(1,425,913)
Capital stock issued	1,323,545	2,734,248
Increase in loan payable	185,421	-
Loan proceeds (net)	(6,071)	36,385

Net cash provided by financing activities	1,502,895	1,344,720

Change in cash and equivalents during the year	(611,892)	(610,982)

Cash and equivalents, beginning of year	1,120,870	1,731,852

Cash and equivalents, end of year	$ 508,978	$ 1,120,870

Supplemental disclosure with respect to cash flows

Issuance of capital stock for mineral properties	$ 39,100	$ 240,200

Cash paid during the year for
Interest	$ 2,896	$ -
Income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

1.

NATURE AND CONTINUANCE OF OPERATIONS

Strathmore Minerals Corp. (the “Company”) is an exploration stage company incorporated under the laws of the Province of British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Peruran S.A. (incorporated under the laws of Peru), and Strathmore Resources (US) Ltd. (incorporated under the laws of Nevada, USA).  Significant inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Cash and equivalents

Cash is comprised of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents  using the temporal method.  The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statement of operations.

Property and equipment

Property and equipment are recorded at cost and amortization is calculated using the declining-balance method at the following annual rates:

Office equipment	20%
Computer equipment	30%
Computer software	50%
Vehicles	30%

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Other assets

Other assets, being geological databases, are recorded at cost and are being amortized over five years using the straight-line method.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share considerations issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Flow-through common shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  Future income taxes related to temporary differences arising on renunciation of expenditures to subscribers are offset against future income tax assets and the difference, if any, is charged to capital stock.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company has a stock-based compensation plan which is described in Note 10.  No compensation expense is recognized for this plan when stock or stock options are issued to employees.  Any consideration paid by employees on exercise of stock options is credited to capital stock.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the split-adjusted weighted average number of shares outstanding during the year.

3.

PROPERTY AND EQUIPMENT

	1998			1997
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$ 34,524	$ 11,496	$ 23,028	$ 24,102	$ 7,042	$ 17,060
Computer equipment	44,212	18,531	25,681	40,499	8,320	32,179
Computer software	5,109	5,109	-	5,109	2,555	2,554
Vehicles	100,940	26,397	74,543	44,140	6,621	37,519

	$ 184,785	$ 61,533	$ 123,252	$ 113,850	$ 24,538	$ 89,312

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

4.

MINERAL PROPERTIES

	1998	1997

San Rafael River properties	$ 232,500	$ 197,125
Hot Rock properties	135,204	100,204
Aurora property	52,897	-
Staked properties	345,033	340,770

	$ 765,634	$ 638,099

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

San Rafael River properties

The Company acquired a 100% interest in certain uranium properties in the San Rafael River area of the Green River District, Utah by paying $141,500 (U.S.$100,000) and issuing 14,000 split-adjusted common shares valued at $91,000.  A 5% royalty is payable on all uranium sales.

Hot Rock properties

The Company acquired a 100% interest in certain uranium properties in the White Canyon District, Utah by  paying $30,954 (U.S.$25,000) and issuing 18,952 split-adjusted common shares valued at $104,250 (U.S.$75,000).  The properties are subject to a 4% yellowcake royalty.

Aurora property

The Company acquired an option to purchase a 100% interest in a uranium property in Oregon, paying $48,797 (U.S. $30,000) and issuing 2,000 split-adjusted common shares valued at $4,100. To earn its interest the Company is required to pay an additional U.S.$75,000 by October 16, 2003 and to issue an additional 2,000 split-adjusted common shares by October 16, 2000.  The property is subject to a 2% yellowcake royalty.

Staked properties

The Company acquired, by staking, a 100% interest in certain uranium properties in Utah, Wyoming, South Dakota and Oregon in the U.S.A., and in Peru. During fiscal 1997, the Company abandoned certain staked properties and recorded a loss of $55,600.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

4.

MINERAL PROPERTIES (cont’d…)

Rio Puerco, Apex - Lowboy properties

During fiscal 1996, the Company acquired an option to purchase a 100% interest in certain uranium properties located in the Rio Puerco area of Sandoval County, New Mexico and in Ladner County, Nevada and, pursuant to the agreement, paid $101,925, issued 20,000 split-adjusted common shares valued at $65,000 and issued 5,000 split-adjusted common shares valued at $16,250 as a finder's fee. During fiscal 1997, the Company issued an additional 20,000 split-adjusted common shares valued at $65,000 and issued 4,600 split-adjusted common shares valued at $14,950 as a finder’s fee. During fiscal 1997 these properties were abandoned and all related costs totalling $318,501, including deferred exploration costs of $55,376, were written-off.

5.

DEFERRED EXPLORATION COSTS

			Total
	U.S.A.	Peru	1998	1997

Balance, beginning of year	$ 161,744	$ -	$ 161,744	$ 39,899

Accommodation and camp costs	-	26,338	26,338	-
Communications	-	16,257	16,257	-
Geological consulting fees	96,978	166,695	263,673	60,356
General expenditures	9,110	42,386	51,496	48,785
Legal fees	-	29,700	29,700	-
Maintenance and claim fees	131,145	16,444	147,589	26,962
Management fees	-	43,200	43,200	-
Report and map preparation	-	14,663	14,663	22,969
Samples	-	73,482	73,482	-
Survey	13,349	-	13,349	-
Transportation	-	33,719	33,719	-
Travel	5,202	45,842	51,044	18,149

Expenditures during the year	255,784	508,726	764,510	177,221
Written-off (Note 4)	-	-	-	(55,376)

	255,784	508,726	764,510	121,845

Balance, end of year	$ 417,528	$ 508,726	$ 926,254	$ 161,744

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

6.

OTHER ASSETS

			Net Book Value
	Cost	Accumulated Amortization	1998	1997

Geological databases	$ 109,570	$ 35,484	$ 74,086	$ 54,280

7.

NOTE PAYABLE

The note is for U.S.$118,309 and is due to the Riverton State Bank in Wyoming, U.S.A.  It is secured by the Company's bank accounts at the Riverton State Bank, bears interest at 8% per annum and is due on January 15, 1999.

8.

LONG-TERM DEBT

	1998	1997

Loan bearing interest at 8½% per annum; principal and interest payments of U.S. $532 per month; secured by a Company vehicle.	$ 30,314	$ 36,385

Less: current portion	(6,644)	(6,071)

	$ 23,670	$ 30,314

9.

CAPITAL STOCK

During the year ended December 31, 2000, the Company completed a reverse stock split on the basis of 1 new share of common stock for every 5 old shares of common stock outstanding. All per share amounts have been retroactively restated to reflect the reverse stock split.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

9.

CAPITAL STOCK (cont’d…)

	Number of Shares	Amount

Issued
As at December 31, 1996	1,487,780	$ 5,700,717
For cash – options	60,500	198,925
For cash – warrants	118,055	300,737
For cash – private placements	100,000	803,000
For cash – agents' special warrants	27,170	61,750
For mineral properties	45,712	225,250
For finder's fee	4,600	14,950
For special warrants	660,000	1,369,836
For agents' warrants	41,400	-

As at December 31, 1997	2,545,217	8,675,165
For cash – private placements	731,091	1,187,045
For cash – options	130,000	136,500
For mineral properties	9,240	39,100

As at December 31, 1998	3,415,548	$ 10,037,810

Included in issued capital stock are 75,000 split-adjusted common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

10.

STOCK OPTIONS AND WARRANTS

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

10.

STOCK OPTIONS AND WARRANTS (cont’d…)

Split-adjusted stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 1996	95,455	$ 2.50	96,500	$ 3.70
Granted	760,000	3.74	160,000	3.50
Exercised	(145,225)	1.81	(60,500)	3.30

Outstanding, December 31, 1997	710,230	3.80	196,000	3.50
Granted	774,202	2.04	148,400	1.40
Exercised	-	-	(130,000)	1.05
Expired/cancelled	(690,230)	3.80	(40,000)	1.05

Outstanding, December 31, 1998	794,202	$ 2.08	174,400	$ 1.10

Number currently exercisable	794,202	$ 2.08	174,400	$ 1.10

As at December 31, 1998, the following incentive split-adjusted stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

128,400	$ 1.05	August 19, 2000
6,000	2.00	December 11, 2000
40,000	1.05	June 27, 2002

As at December 31, 1998, the following split-adjusted share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date

300,000		$ 1.30	November 18, 2000
20,000		3.65	August 13, 1999
474,202		2.13	September 18, 1999
	if not exercised, then at	2.50	September 18, 2000

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

11.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	1998	1997

Loss for the year	$ (1,315,239)	$ (1,411,874)

Expected income tax recovery	$ 600,012	$ 644,097

Other items not deductible for income tax purposes	(29,987)	(17,726)
Property investigation	(19,033)	(170,665)
Write-down of mineral property interests and deferred exploration	-	(27,621)
Share issue costs	11,876	11,876
Unrecognized benefits of non-capital losses	(562,868)	(439,961)

Future income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	1998	1997

Future income tax assets:
Equipment	$ 4,058	$ 4,058
Mineral property interests and related exploration expenditures	304,128	304,128
Share issuance costs	28,869	40,745
Non-capital losses available for future periods	1,546,252	1,546,252
	1,883,307	1,895,183

Valuation allowance	(1,883,307)	(1,895,183)

Net future income tax asset	$ -	$ -

The Company has incurred approximately $4,300,000 of operating losses which, if unutilized, will expire through 2005.  Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

12.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests, and considers its loss from operations to relate to this segment.

The Company has mineral property interests located in the USA and Peru and conducts administrative activities from Canada.  The total amount of capital assets attributable to Canada is $48,709 (1997 - $51,793), Peru is $629,164   (1997 - $83,414) and the USA is $1,137,267 (1997 - $753,948).

13.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities, note payable and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

14.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected to follow the recommendations of SFAS 123 and has chosen to account for stock-based compensation using the fair value based method.

To determine the additional compensation expense that would have resulted from compliance with SFAS No. 123, the Company uses the Black Scholes Option Pricing Model. During fiscal 1998, the Company granted 148,400 (1997 – 160,000) options to employees, consultants and directors. Total stock-based compensation recognized under United States GAAP in the statement of operations during fiscal 1998 was $172,411 (1997 – $238,215). This amount was recorded as additional paid-in capital on the balance sheet under United States GAAP. In determining the fair value of the Company's incentive stock options, the following assumptions were used:

	1998	1997

Risk free interest rate	5.89%	6.08%
Expected life	2 years	2 years
Expected volatility	148.31%	96.5%
Expected dividends	-	-

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

14.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Stock-based compensation (cont’d…)

The weighted average fair value of stock options granted during fiscal 1998 was $1.16 (1997 - $1.48)

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.

For United States GAAP purposes, effective until fiscal 2003, the Company expensed, as incurred, the acquisition and exploration costs relating to unproven mineral property interests. This resulted in a decrease in mineral property interests and deferred exploration costs and a corresponding increase in loss for the year of $892,045 for fiscal 1998 and $576,769 for fiscal 1997. When proven and probable reserves are determined for a property and a feasibility study prepared, subsequent development costs of the property are capitalized.  The capitalized costs of such properties are to be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and are measured periodically for recoverability of carrying values.

Effective for fiscal 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral property interests.  Under United States GAAP, exploration costs on mineral properties prior to the establishment of proven or probable reserves continue to be expensed as incurred.

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 1998 and 1997 were split-adjusted 2,905,383 and 1,941,498, respectively.  Accordingly, the loss per share for the years ended December 31, 1998 and 1997 was $(0.82) and $(1.15), respectively.

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 1998

14.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

The impact of the above differences between Canadian GAAP and United States GAAP on loss for the year would be as follows:

	Year Ended December 31,
	1998	1997

Loss for the year as reported, Canadian GAAP	$(1,315,239)	$(1,411,874)

Less: Stock-based compensation	(172,411)	(238,215)
Mineral property acquisition costs	(127,535)	(454,924)
Deferred exploration costs	(764,510)	(121,845)

Loss for the year in accordance with United States GAAP	$(2,379,695)	$(2,226,858)
Basic and diluted loss per share, United States GAAP	$ (0.82)	$ (1.15)
Weighted average number of common shares outstanding, United States GAAP	2,905,383	1,941,498

The impact of the above differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	December 31, 1998			December 31, 1997
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$524,772	$ -	$524,772	$1,153,483	$ -	$1,153,483
Property and equipment	123,252	-	123,252	89,312	-	89,312
Mineral property interests	765,634	(765,634)	-	638,099	(638,099)	-
Deferred exploration costs	926,254	(926,254)	-	161,744	(161,744)	-
Other assets	74,086	-	74,086	54,280	-	54,280

	$2,413,998	$(1,691,888)	$722,110	$2,096,918	$(799,843)	$1,297,075

Total liabilities	$373,557	$ -	$373,557	$103,883	$ -	$103,883

Capital stock	10,037,810	-	10,037,810	8,675,165	-	8,675,165
Additional paid-in Capital	-	468,050	468,050	-	295,639	295,639
Deficit	(7,997,369)	(2,159,938)	(10,157,307)	(6,682,130)	(1,095,482)	(7,777,612)
Shareholders' equity	2,040,441	(1,691,888)	348,553	1,993,035	(799,843)	1,193,192

	$2,413,998	$(1,691,888)	$722,110	$2,096,918	$(799,843)	$1,297,075

STRATHMORE MINERALS CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Expressed in Canadian Dollars)

DECEMBER 31, 1998

14.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	1998	1997

Cash flows used in operating activities,
Canadian GAAP	$(1,149,187)	$(1,076,529)
Mineral property interests	(88,435)	(533,449)
Deferred exploration costs	(764,510)	(177,221)

Cash flows used in operating activities, United States GAAP	(2,002,132)	(1,787,199)

Cash flows used in investing activities, Canadian GAAP	(965,600)	(879,173)
Mineral property interests	88,435	533,449
Deferred exploration costs	764,510	177,221

Cash flows used in investing activities, United States GAAP	(112,655)	(168,503)

Cash flows provided by financing activities, Canadian GAAP
and United States GAAP	1,502,895	1,344,720

Change in cash and equivalents during the year	(611,892)	(610,982)

Cash and equivalents, beginning of year	1,120,870	1,731,852

Cash and equivalents, end of year	$ 508,978	$1,120,870

15.

RELATED PARTY TRANSACTIONS

The financial statements include transactions with related parties as follows:

a)

The Company paid $106,812 (1997 - $100,779) for management services to a director.

b)

The Company paid $80,554 (1997 - $75,463) for consulting fees to a director or a company controlled by a director.

c)

The Company paid $6,000 (1997 - $32,250) for consulting fees to an officer.

d)

During fiscal 1998, the Company issued Nil (1997 - 4,600) split-adjusted common shares valued at $Nil (1997 - $3.25) per share as a finder's fee, to a director of the Company.